FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 BANCO DE CHILE REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing that Citibank Agencia de Valores S.A. has became a subsidiary of Banco de Chile.

Santiago, January 14, 2008

Mr.
Gustavo Arriagada Morales
Superintendent of Banks and Financial Institutions

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of that Superintendency I hereby inform, as Essential Information, that as a result of the merger between Banco de Chile and Citibank Chile, approved by resolution number 3 of this Superintendency, dated January 8, 2008, and the excerpts of the corresponding amendment to articles of incorporation, published in the Official Gazette on January 11, 2008, and registered with the Santiago Official Registrant pages 1,284, number 820, and pages 1,286 number 821, year 2008, Banco de Chile, as successor or continuing legal entity of Citibank Chile, former Citibank, N.A. Agencia en Chile, has became the owner of all rights which were held by the latter in the stock corporation named Citibank Agencia de Valores S.A. Pursuant to section 70 of the General Banking Act, and Chapter 11-6 of the aforesaid Compilations of Regulations, Citibank Agencia de Valores S.A has transformed into a subsidiary corporation of Banco de Chile.

Sincerely,

Fernando Cañas Berkowitz
President and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO